UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Burcon NutraScience Corporation
(Name of Issuer)
Common Shares without par value
 (Title of Class of Securities)
120831 10 2
 (CUSIP Number)
December 31, 2016
 (Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 120831 10 2

1	NAMES OF REPORTING PERSONS

E-Concept Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,927,865(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
1,927,865(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,927,865

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Includes 104,220 common shares issuable upon exercise of warrants granted to E-Concept Ltd. as compensation for providing a standby commitment pursuant to the rights offerings of Burcon NutraScience Corporation that closed on April 30, 2015.

(2)	As at December 31, 2016, 37,823,458 shares of Burcon NutraScience Corporation were outstanding.
Item 1.
(a)	Name of Issuer: Burcon NutraScience Corporation

(b)	Address of Issuer’s Principal Executive Offices: 1946 West Broadway, Vancouver, British Columbia, Canada V6J 1Z2
Item 2.
(a)	Name of Persons Filing: E-Concept Ltd.

(b)	Address of Principal Business Office or, if None, Residence: Tropic Isle Building P.O. Box 438, Road Town Tortola British Virgin Islands

(c)	Citizenship: British Virgin Islands

(d)	Title and Class of Securities: Common Shares without par value

(e)	CUSIP No.: 120831 10 2

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Not applicable.
Item 4.           Ownership
(a)	Amount Beneficially Owned: See Item 9 on the cover page

(b)	Percent of Class: See Item 11 on the cover page

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

	(ii)	Shared power to vote or to direct the vote:

	(iii)	Sole power to dispose or to direct the disposition of:

	(iv)	Shared power to dispose or to direct the disposition of:
See Items 5-8 on the cover page
Item 5.           Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6.           Ownership of more than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.           Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not applicable.
Item 8.           Identification and classification of members of the group.
Not applicable.
Item 9.           Notice of Dissolution of Group.
Not applicable.
Item 10.         Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 8, 2017
By:	/s/ Yap, Allan Name: Yap, Allan Title: Director

E-CONCEPT LTD.